United States
                        Securities and Exchange Commission
                             Washington, D.C.  20549



                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                                     CABRE CORP
                                  (Name of Issuer)


                                    Common Stock
                           (Title of Class of Securities)

                                     127107 20 9
                                   (CUSIP Number)

Gary W. Havener, 101 S.E. 25th Ave., Mineral Wells, Texas 76067 (817) 325-3301
    (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                      May 3, 1996
               (Date of Event which Requires Filing of this Statement)



Item 1.   Security and Issuer

Cabre Corp, a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of May 9, 1996, there were 906,511 outstanding shares of Cabre Corp common stock, par value $2.00, which is the only class of common stock of Cabre Corp.

Item 2.  Identify and Background

Gary W. Havener is one (1) of three Directors, President, and Chief Executive Officer of Cabre Corp; Sole Director and President of Antenna Products Corporation, and President of Sinan Corp. Mr. Havener's business address is 405 W. Loop 820 South, Ft. Worth, Texas 76108. During the last five years, Mr. Havener has not been convicted of any criminal proceedings nor has he been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mr. Havener has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Havener is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On April 24, 1996 Gary W. Havener purchased 20,000 shares of Cabre common stock for the purchase price of $13,100. These shares were purchased with Mr. Havener's personal funds. On May 2, 1996 Mr. Havener purchased an additional 20,000 shares of Cabre common stock for the purchase price of $13,100. These shares were also purchased with Mr. Havener's personal funds.

Item 4.  Purpose of Transaction

The purchase of stock by Gary W. Havener was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

                                Security Ownership

	                                      				                Sole	   Sole
                        Shares Owned Directly	 Percent of 	Voting	 Dispositive
Name of Owner		         or Indirectly          Ownership	  Power   Power
Gary W. Havener			      134,163		                14.8%
Gary & Judelle Havener		 59,260		                 6.6%
Sinan Corp			           198,695		                22.0%
                        -------                  -----
		          Total Owned	392,118		                43.4%		 392,118	  392,118

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	Date:  May 9, 1996                   S/O/F/:			Gary W. Havener
				                                         			President, Cabre Corp